

Mail Stop 3720

May 16, 2008

Bent Helvang
Chairman
Bark Group, Inc.
Ostergade 17-19, 3rd Floor
DK-1100 Copenhagen K
DENMARK

Re: **Bark Group, Inc.**
                 Registration Statement on Form S-1
                 Amendment 1 Filed May 5, 2008
                 File No. 333- 150526

Dear Mr. Helvang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comments 10 and 12 relating to the availability and timing of Rule 144 sales. Please note that Rule 144 is only available to an issuer such as Bark after the conditions listed in Rule 144(i)(2) have been met and one year has elapsed from the date that the issuer filed "Form 10 information" (which would be satisfied by the filing of this Form S-1) with the Commission. See Release No. 33-8869. Please revise your registration statement accordingly.

Prospectus Summary, page 5

2.   We note your response to prior comment eight and the disclosure added to page 16. Please highlight in your summary the likelihood that the $10 million financing will not occur, as well as the effects upon both the company and this offering, as we note that the agreement with PacificWave is "null and void" if the "financial targets" mentioned in the first paragraph of such agreement are not met by June 1, 2008. Clarify what these "financial targets" are and the likelihood of meeting each of them. Disclose how the company will notify the market as to whether the financial targets have been met.

Reverse Acquisition Transaction of Bark Corporation, page 43

3.   We note your response to prior comment 13 and the added disclosure on page 44 relating to what the company believes to be the rationale for the Exwal shareholders agreeing to the repurchase right. Our prior comment was not limited only to Exwal shareholders. Please also disclose the business rationale for Bark to require the Exwal shareholders to enter into the repurchase agreement including, but not limited to, the statement in your response letter that the company desired the reverse merger with Exwal because Exwal offered a shareholder base sufficient for approval to trade on the Bulletin Board.

4.   We note the risk factor added to page 16 discussing the need to amend the present registration statement in the event the repurchase option is exercised. Please revise your disclosure on page 44 in order to detail the manner by which the repurchase option operates in light of the lock-up agreements. For example, how would the repurchase option affect any shares that had been sold by selling shareholders prior to the company's election of the option?

Agreement with DeBondo Capital, page 44

5.   Please file the March 6, 2008 agreement referenced in this section as an exhibit to your registration statement or advise why their filing is not necessary. We note that the earlier (October 2007) agreement with DeBondo has been filed as an exhibit.

6.   We note your response to prior comment 16. If material, include a separately-captioned risk factor highlighting the possible consequences of not obtaining an amendment to the indemnification agreement with DeBondo.

7.   We note the disclosure on page 45 that DeBondo is considered to be one of Bark's promoters by virtue of its role and involvement in the company's corporate organization. However, we also note that DeBondo has indemnified Bark in the event PacificWave is unsuccessful in securing at least $10 million of financing and DeBondo describes PacificWave as being part of its broker/dealer network.

Moreover, the commitment by PacificWave to secure such financing by June 1, 2008 appears to have the potential for significant effects on the organization of Bark in light of the June 30, 2008 repurchase option.

Rule 405 defines a promoter as any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer. For the reasons stated above, it appears that PacificWave, in addition to DeBondo, fits within such definition.

Please disclose PacificWave as a promoter or supply us with further detailed analysis as to why it should not be considered a promoter.

Liquidity and Capital Resources, page 68

8.   We note your response to prior comment 21. Please provide a more detailed description of management's specific, viable plans for overcoming your financial difficulties and management's assessment of the likelihood that such plans can be effectively implemented.

Those elements of your plans that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. The plans should include exactly who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.

Note 12 – Minority Interests, page F-19

9.   We note your response to prior comment 27. We note that you classified the Class B shares in accordance with EITF D-98. In this regard, tell us in detail how you considered the measurements and EPS calculation under EITF D-98. Also, provide us with a more detailed explanation of the terms of the redemption provisions.

Note 21 – Net Income (Loss) per Share, page F-25

10.   We note your response to prior comment 24. You state that the calculation of shares outstanding in prior periods have been calculated using the exchange ratio established under the share transfer agreement. It is not clear to us how you determined the weighted average shares used in your EPS calculation for the year ended December 31, 2006 after considering the exchange ratio. Please provide us with a schedule depicting your calculations.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael H. Taylor, Esq.
        Fax: (604) 685-7084